Sanofi-aventis Establishes Strategic Alliance

with MIT’s Center for Biomedical Innovation

- Alliance formed to advance cutting-edge research

and foster collaboration between academia and industry -

Paris, France – May 26, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today a strategic alliance agreement with the Massachusetts Institute of Technology Center for Biomedical Innovation, which will be known as the sanofi-aventis Biomedical Innovation Program (SABIP).

The goal of the strategic alliance is to advance knowledge in the area of human health through basic and applied research and to promote scientific exchange between MIT and sanofi-aventis. The alliance provides sanofi-aventis the opportunity to develop therapeutic, diagnostic and prognostic applications based on the discoveries made during the alliance.

Under the newly announced partnership, the SABIP will support a number of activities over the next 3 years through the granting of Biomedical Innovation Funding Awards. These financial awards will provide MIT researchers with focused, flexible and rapidly available support to enable innovative research projects for the development of potential healthcare solutions for patients.

“As sanofi-aventis continues to transform the focus beyond pharmaceuticals to patient healthcare integrated solutions, collaborations like SABIP that promote the exchange of scientific knowledge between academia and industry will play a key role,” said Marc Cluzel, Executive Vice-President, R&D, sanofi-aventis. "By bringing together the talents and expertise of MIT researchers, who are leaders in engineering and biological sciences, with the resources of sanofi-aventis, this alliance has the potential to provide innovative solutions to patients such as new drug delivery devices and technologies."

“MIT and its Center for Biomedical Innovation are very excited about our collaborative research program with sanofi-aventis. MIT brings strengths in advanced science and engineering relevant to health care and welcomes the opportunity to work with sanofi-aventis on problems of common interest in biomanufacturing, nanotechnology and other areas,” said Claude Canizares, Vice President for Research and Associate Provost at the Massachusetts Institute of Technology.

About the MIT Center for Biomedical Innovation (CBI)

The Center for Biomedical Innovation's mission is to improve global health by overcoming obstacles to the development and implementation of biomedical innovation. CBI provides a safe haven for collaborative research among industry, academia, and government, and draws on the expertise of MIT’s schools of engineering, science, and management, as well as the Harvard-MIT Division of Health Sciences and Technology (HST). CBI research focuses on technical, policy, and economic issues related to drug safety, biomanufacturing, and emerging trends in pharmaceutical research and development. CBI resides within the MIT Engineering Systems Division.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Contacts:

Elizabeth Baxter

sanofi-aventis

(908) 981-5360

elizabeth.baxter@sanofi-aventis.com

Stefanie Koperni

MIT

(617) 324-3806

skoperni@mit.edu

2